United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2016

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On September 26, 2016, GW Pharmaceuticals plc (the “Company”), announced positive results of the second randomized, double-blind, placebo-controlled Phase 3 clinical trial of its investigational medicine Epidiolex® (cannabidiol or CBD) for the treatment of seizures associated with Lennox-Gastaut syndrome (LGS), a rare and severe form of childhood-onset epilepsy. This trial follows the announcement in June 2016 of positive results in the first pivotal Phase 3 trial of Epidiolex for the treatment of seizures associated with LGS, and the March 2016 announcement of positive results in the treatment of seizures associated with Dravet syndrome. The Company expects to submit a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) in the first half of 2017. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein. The information contained in the press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits
99.1 Press release dated September 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: September 26, 2016